Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

June 18, 2013

VIA EDGAR

Barbara Jacobs, Assistant Director

Ivan Griswold, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Christine Davis, Assistant Chief Accountant

Morgan Youngwood, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitauto Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed on April 26, 2013 (File No. 001-34947)

Dear Ms. Jacobs, Mr. Griswold, Mr. Krikorian, Ms. Davis, and Mr. Youngwood:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 4, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

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General

1.	During your first quarter fiscal 2013 earnings call you stated that mobile was one of your central strategies for the current year. Please tell us what consideration you gave to disclosing trends or uncertainties in this transition on your business, including but not limited to, changes in platform mix, impact on growth in desktop queries, and any corresponding impacts on pricing. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to addressing any risks and uncertainties associated with the rate at which you are growing this revenue stream.

Securities and Exchange Commission

June 18, 2013

The Company confirms that mobile strategy is one of its central strategies for 2013. However, the Company’s mobile business is still new and evolving, and the Company has not developed an effective monetization model for the mobile business or derived any meaningful revenues from that business. Although the Company has developed several mobile applications, there has been no known trend in impact on user traffic to the Company’s other platforms, impact on growth in desktop queries or impact on product and service pricing caused by the Company’s mobile business. As a result, the Company does not believe it currently is able to disclose any trends related to its mobile business.

The Company plans to expand the disclosure in its annual report on Form 20-F for the year ending December 31, 2013 to reflect the evolvement of its mobile business as of the date of that report and add appropriate risk factors to address the risks and uncertainties associated with its mobile business.

Item 4. Information on the Company

Overview, page 38

2.	You disclose that in 2012 you renewed an agreement with Baidu, Inc., to be the exclusive provider of auto-related content for Aladdin, Baidu’s open data platform. Please file this agreement, or alternatively, tell us why you believe that this agreement is not required to be filed. Refer to Exhibits Instruction 4 of Form 20-F. Further, in this section you state that your agreement with Baidu, Inc. was renewed in 2012 and will be valid through May 31, 2013. However, on page 101, under Material Contracts, you state that the agreement expires on May 31, 2012, and that in June 2012, you renewed the agreement for another three years. With a view toward future disclosure, please revise to ensure that your disclosures are consistent.

The Company respectfully advises the Staff that the agreement with Baidu, Inc. is not required to be filed because it was entered into in the ordinary course of business of the Company. The nature of the agreement is similar to the Company’s agreements with its other partner websites in order to promote the Company’s brand and bitauto.com website among automotive consumers. In addition, the Company does not substantially depend on the agreement with Baidu. Baidu’s Aladdin Platform is one of the many channels utilized by the Company to attract user traffic and reach to automobile consumers and can be replaced with other channel(s) without materially adversely affecting the Company’s business. The agreement with Baidu expired on May 31, 2013 and the Company is considering negotiating with Baidu to renew the agreement.

There was a clerical error on page 101 regarding the renewal time period being three years, which should be 12 months as disclosed in other places of the 2012 Form 20-F. The Company will revise the disclosure in its future filings.

Securities and Exchange Commission

June 18, 2013

Item 5. Operating and Financial Review and Prospects

Key Components of Results of Operations

Revenues, page 60

3.	Please tell us your consideration of disclosing renewal rates for your automobile dealer subscription services, the number of advertising impressions and average cost per impression on your bitauto.com and taoche.com websites, and the number of monthly unique visitors on your websites. It appears that this is important information necessary to understanding your business and your revenue. We refer you to Section III.B.1 of SEC Interpretive Release 33-8350.

The Company respectfully advises the Staff that the Company does not have a current plan to disclose the renewal rates for its automobile dealer subscription services, the number of advertising impressions and average cost per impression on its bitauto.com and taoche.com websites, and the number of monthly unique visitors on its websites due to the following considerations:

•

The Company has been primarily focusing on the net growth in the number of subscribers, rather than the renewal rate, for its automobile dealer subscription services. The Company believes that there is significant growth potential in the number of the Company’s dealer subscribers, which increased from 3,512 in 2010 to 6,302 in 2011 and to 9,900 in 2012 and was the most significant revenue growth driver for its automobile dealer subscription services. Therefore, at the current stage, the presentation of the number of subscribers as disclosed in the Company’s annual reports, rather than the renewal rates, appropriately reflects the operating performance of the Company’s EP Platform business.

•

The numbers of advertising impressions and cost per impression are not operating metrics considered by the management of the Company for its bitauto.com and taoche.com business. The fees that the Company charges advertisers on these websites are mainly based on the type, location, time slot and duration of the advertisements displayed on these websites, not by number of impressions or cost per impression.

•

The management of the Company does not view the number of monthly unique visitors to the Company’s bitauto.com and taoche.com websites as a key indicator of the Company’s operating performance. As mentioned above, the Company charges advertisers fees mainly based on the type, location, time slot and duration of the advertisements displayed on the Company’s websites, and the unit pricing for such advertisements is impacted more by the perception of the Company’s brand and media influence in the marketplace. In addition, users may access the Company’s automotive pricing and promotional information from the Company’s 526 partner websites (as of December 31, 2012), including major portals and social networking websites in China. As a result, user traffic data to the Company’s bitauto.com and taoche.com websites bear no direct correlation with the Company’s advertising revenues. Instead, the Company believes that operating data disclosed in its annual reports, such as the number of EP platform subscribers, advertising dealer customers and advertising automaker customers, represent more meaningful performance metrics that can assist the investors to understand and evaluate the Company’s operating and financial performance.

Securities and Exchange Commission

June 18, 2013

Results of Operations, page 75

4.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 76 that cost of revenue from your bitauto.com business increased by 54.9% mainly due to the purchase of handheld devices as well as an increase in personnel-related expenses, and the depreciation and amortization of equipment and intangible assets. Please tell us your consideration of including enhanced disclosures in future filings to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as “mainly” in favor of specific quantifications. We refer you to Part I, Item 5.A of the Instructions to Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will quantify the amount of contribution by each source where two or more sources of a material change is identified and use more specific quantifications in its future filings. Set forth below is the Company’s proposed disclosure, using the amounts for the years ended December 31, 2012 and 2011 for illustrative purposes:

Cost of revenue from our bitauto.com business increased by 54.9% from RMB104.3 million in 2011 to RMB161.6 million (US$25.9 million) in 2012. The increase was due to an increase of RMB25.6 million (US$4.1 million) in purchase of handheld devices, which support our digital point-of-sales system, on behalf of our auto dealer customers of Bitcar, an increase of RMB10.6 million (US$1.7 million) in personnel-related expenses, an increase of RMB9.6 million (US$1.5 million) in depreciation and amortization of equipment and intangible assets, as well as increases in other costs such as business taxes and tax related surcharges and bandwidth leasing fees.

Securities and Exchange Commission

June 18, 2013

Liquidity and Capital Resources, page 81

5.	We note your disclosure that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. Please disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash held by VIEs separately from the amount of cash held by other entities. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

In response to the Staff’s comment, the Company will in its future filings disclose by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. With respect to entities within China, which are comprised of SPEs and BBII, our wholly owned PRC subsidiary, the Company will disclose the amount of cash held by SPEs separately from the amount held by BBII. In addition, the Company will also describe the costs that would be incurred to transfer cash outside of the PRC. Set forth below is the Company’s proposed disclosure, using the amounts as of December 31, 2012 and 2011 for illustrative purposes:

The Company’s cash and cash equivalents as of December 31, 2011 and 2012 are listed in the table below.

	As of December 31, 2011	As of December 31, 2012
	RMB (in millions)	RMB (in millions)
Cash located outside of the PRC
- in US dollars	11.7	10.2
- in HK dollars	0.1	0.1
- in RMB	436.9	372.3

	448.7	382.6

Cash located in the PRC (all denominated in RMB and subject to currency conversion control):
- held by SPEs	116.8	182.7
- held by BBII	35.9	35.1

	152.7	217.8

Cash and cash equivalents	601.4	600.4

Cash located in the PRC, which are held by our SPEs and BBII, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.”

Securities and Exchange Commission

June 18, 2013

6.	In describing the restrictions on the transfer of cash flows or other assets in response to the comment above, please tell us your consideration of each of the following:

•

The requirement to obtain SAFE approval for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, as disclosed on pages 26 and 53 and;

The Company respectfully advises the Staff that dividend payments belong to “current account” transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from the SAFE. In response to the Staff’s comment, the Company will revise the disclosure on pages 26 and 53 in its future filings to clarify that dividend payments are current account transactions and thus are not subject to SAFE approval.

•

Whether the amount of assets that can be transferred out of the SPEs is limited to the amount owed under the service fee calculated under the Exclusive Business Cooperation Agreement (such as agreements to move economic benefits from the SPE(s)), as disclosed on page 96.

The Company respectfully advises the Staff that the amount of assets that can be transferred out of the SPEs is not limited to the amount owed under the service fee calculated under the Exclusive Business Cooperation Agreement. Pursuant to the Irrevocable Power of Attorney Agreements and the Equity Pledge Agreements entered into by BBII, the SPEs and the SPEs’ shareholders, BBII can also transfer assets out of the SPEs by directing the SPEs to distribute dividends to their respective shareholders who in turn are obligated to transfer the dividends to BBII, our wholly owned PRC entity.

However, dividends so distributed are subject to significant personal income taxes levied on the shareholders of the SPEs, which would reduce the amount available to BBII. Since BBII has been granted powers of attorney to exercise all the rights of the shareholders of the SPEs, BBII has the authority not to, and does not expect to, distribute dividends out of the SPEs.

Trade Receivables and Payables, page 83

7.	We note your disclosure here and on pages 84 and F-47 that indicates that automaker customers have longer payment terms than your normal trade receivable customers. Please tell us what consideration you gave to disclosing the day’s sales outstanding (“DSO”) for automaker customers and for all other customers for the periods presented and the reasons for any significant changes in DSO over these periods. As part of your response, please explain the underlying reasons for the significant increase in your provision for bad debts in fiscal 2012.

In response to the Staff’s comment, the Company will disclose the annual DSO for its automaker customers and the annual DSO for all other customers in its future filings. Set forth below is the Company’s proposed disclosure for illustrative purposes. The bracketed items will be provided in the Company’s future filings when such information becomes available.

Securities and Exchange Commission

June 18, 2013

Annual days sales outstanding, or DSO, for our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these automakers divided by gross billings to these automakers, multiplied by 365 days. Annual DSO for other customers, which include all of our customers other than our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these other customers divided by gross billings to these other customers, multiplied by 365 days.

Annual DSO for automaker customers was [•] in 2013, compared to 146 days in 2012. Annual DSO for other customers was [•] in 2013, compared to 81 days in 2012. The increase/decrease in annual DSO for automaker customers was primarily due to [•]; and the increase/decrease in annual DSO for other customers was due to [•].

The Company respectfully advises the Staff that the significant increase in its provision for bad debts in fiscal 2012 was related to trade receivable balances associated with individual automobile dealers that were in significant financial difficulties, or were likely to enter into bankruptcy or financial reorganizations. The Company’s provision for bad debt analysis considers age of the trade receivables, customer specific credit risks in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 94

8.	In Note 17, on page F-50, you disclose that your senior management team funded the purchase of certain of your securities through a full recourse four-year term loan from AutoTrader Group, Inc. Although we note that you have disclosed senior management’s share ownership on page 101, please tell us what consideration you gave to disclosing the nature and terms of the underlying loan transactions under Item 7.B. Please also tell us what consideration you gave to the inclusion of a separately captioned risk factor disclosing the existence and nature of this loan, and any corollary risks to investors.

The Company respectfully advises the Staff that the Company does not believe the loan transactions between senior management team and AutoTrader Group, Inc. are required to be disclosed under Item 7.B. Related Party Transaction, which requires the disclosure of loan transactions between the Company and its related parties. These loan transactions are between shareholders of the Company, not between the Company and its related parties.

Securities and Exchange Commission

June 18, 2013

In addition, the Company respectfully advises the Staff that AutoTrader Group and the senior management team have disclosed the agreements relating to the loan transactions (Form of Note Purchase Agreement and Form of Senior Secured Guaranteed Note) in Schedule 13Ds filed with the Commission on November 26, 2012. Investors should already have sufficient information to understand the nature and terms of the underlying transactions. As a result, the Company does not believe that there is a need to include an additional risk factor in its annual report on Form 20-F to disclose the existence and nature of these loan transactions.

Further, the Company does not believe that there is a need to include an additional risk factor to disclose corollary risks to investors arising out of these loan transactions. These loan transactions are between shareholders of the Company, not between the Company and its related parties, and they may only impact a maximum of approximately 2.4% of the Company’s total outstanding shares. The Company does not believe that failure to perform by any parties to these loan transactions would materially and adversely impact the Company’s business prospects, financial condition and results of operations.

Agreements that Transfer Economic Benefits from our PRC SPEs to Us, page 96

9.	We note that BBIT, CIG and BEAM pay services fees to BBII. Please tell how the amount of the service fee is calculated and tell us what consideration you have given to disclosing in future filings how the fee is determined.

The Company respectfully advises the Staff that the service fees payable to BBII by BBIT, CIG and BEAM (the “SPEs”) is calculated based on each SPE’s revenues reduced by its turnover taxes such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

In response to the Staff’s comment, the Company will disclose how the service fees paid by BBIT, CIG and BEAM to BBII are determined in its future filings.

Item 18. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2.3 Summary of Significant Accounting Policies

Revenue Recognition, page F-27

Securities and Exchange Commission

June 18, 2013

10.	We note from your disclosures on page 67 that revenues from dealer subscription fees are recognized on a straight-line basis over the subscription period, which generally ranges from several months to one year. Please clarify how you invoice your customers for subscription agreements (e.g. monthly, quarterly or annually, etc.) and tell us where you record amounts received prior to revenue recognition. In this regard, please tell us whether these amounts are included in the “advances from customers” line item on your balance sheet.

The Company respectfully advises the Staff that it invoices its customers based on payment terms that generally range from several months to one year, which are stipulated in the executed subscription agreements. The Company records amounts received prior to revenue recognition in the “advances from customers” line item in the Company’s consolidated balance sheets.

The Company notes the Staff’s comment and in its future filings will disclose the above information under “Note 2.3 Summary of significant accounting policies-Revenue Recognition (a) (ii) Advertising services-Dealer Subscription and listing services.”

20. Other Financial Assets and Financial Liabilities, page F-58

11.	We note that you purchased Series B preferred stock and a warrant to purchase Series B preferred stock from Car King Holdings Ltd. for total purchase consideration of US$2,999,835 in May 2012. Please clarify your disclosures that indicate you determined the fair value of your equity investment to be US$29,000,000 as of December 31, 2012.

The Company respectfully advises the Staff that the “total fair value of equity” disclosed amounting to US$29,000,000 as of December 31, 2012 was the total enterprise equity value of Car King Holdings Ltd., which was a key input used in the valuation model to determine the fair value of the Company’s investment in the Series B preferred shares and the warrant to purchase Series B preferred shares from Car King Holdings Ltd. (collectively, “other financial assets”). The total fair value of the Company’s investment in other financial assets amounted to US$3,131,500 (RMB19,683,043) as of December 31, 2012.

In response to the Staff’s comment, the Company will make such clarification in its future filings under “Note 20 Other financial assets and financial liabilities – 20.3 Other financial assets.” Set forth below is the Company’s proposed disclosure, using the amounts as of December 31, 2012 for illustrative purposes:

As the fair value of other financial assets recorded in the consolidated statements of financial position cannot be derived from an active market, they are determined using valuation techniques with the major inputs used in the model as follows:

Securities and Exchange Commission

June 18, 2013

Financial assets at fair value through profit or loss	December 31, 2012
Total enterprise equity value of Car King Holding Ltd.	US$29,000,000
Expected volatility	29.63%
Dividend yield	0.00%
Risk-free rate	0.10%
Expected life	0.23 year

Available-for-sale investments	December 31, 2012
Total enterprise equity value of Car King Holding Ltd.	US$29,000,000

Item 19. Exhibits

12.	Exhibit 4.15 incorporates by reference the marketing agreement between FAW Mazda, BBII and CIG that was furnished in connection with a Form 20-F amendment filed on August 20, 2011. We also note that a request for confidential treatment was granted through December 31, 2012, with respect to certain information contained in this agreement. Accordingly, it appears that the period for which confidential treatment was granted has expired. Please advise. We also note that on page 43, you state that this agreement has been renewed for 2013, while on page 101, you state that this agreement has been renewed for 2012. Please tell us what the status of this agreement is, and ensure that your future disclosures are consistent in this regard. Lastly, you state that you are furnishing, rather than filing, Exhibit 4.15. Please tell us why you believe that this agreement is not required to be filed. Refer to Exhibits Instruction 4 of Form 20-F.

The Company respectfully advises the Staff that the marketing agreement between FAW Mazda, BBII and CIG has been renewed for the past four years and has been renewed for 2013 as well. In addition, the Company filed, not furnished, Exhibit 4.15 with the Commission. The Company will revise its future filings to ensure consistent disclosure.

FAW Mazda has been the Company’s customer since 2005, and has renewed its annual agreement with the Company with substantially similar pricing and payment term and expense arrangements as those in the Agreement in the last several years, which are the information redacted from Exhibit 4.15. As stated in the Company’s application for confidential treatment request filed with the Commission in August 2011, “in light of the possibility that the Agreement may be further renewed or extended beyond 2012, the Company respectfully reserves the right to renew this application in order to request an extension of the nondisclosure period as and to the extent permitted under the rules and regulations of the Commission.” The Company will file an application for confidential treatment request of the Agreement if the Staff agrees with this arrangement.

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Securities and Exchange Commission

June 18, 2013

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Bin Li
Bin Li Chairman and Chief Executive Officer

cc:	Xuan Zhang, Chief Financial Officer, Bitauto Holdings Limited

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Henry Yim, Ernst & Young Hua Ming LLP